EXHIBIT 99(a)



For Immediate Release                             Contact:      Mathew Henderson

CEOcast, Inc.

212-732-4300

mhenderson@ceocast.com
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     MEDSTRONG INTERNATIONAL SIGNS ROAD AMERICA TO NORTH AMERICAN MARKETING
        AGREEMENT WITH IN EXCESS OF 4.6 MILLION MEMBERS UNDER MANAGEMENT


LOS ANGELES, California October 30, 2002 - MedStrong International Corporation (OTC Bulletin Board: MSRG and MSRGW), a provider of emergency preparedness
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online medical records,  announced today that it has executed a Letter of Intent
with  Road   America,   headquartered   in  Coral  Gables,   Florida,   for  the
representation of MedStrong's comprehensive Patient Data Quickly (PDQ) medical history record system for the United States and Canada.

PDQ is a comprehensive, patient managed, medical records storage and retrieval system where members, or member-appointed physicians, can quickly obtain health records 24/7 from any where in the world where there is Internet access.

Jerry R. Farrar, MedStrong's President and CEO, stated that the company was very excited about our exclusive provider role with Road America, toward bringing this new emerging PDQ product to Road America's customers, reinforcing the safety and security of North America's travelers and drivers. Mr. Farrar went on to say that Road America has been a leader in providing roadside assistance and driver security products and services to major organizations across the country. Among its clients are, AMEX Assurance , ALLTEL, Harley Davidson, IBM Credit Union, Wells Fargo, Geico Direct, Costco, CarsDirect.com, and WalMart to name just a few.

"We are pleased to have completed the agreement with MedStrong," said Dennis Fantis, President of Road America. "Road America continues to provide products and services which are on the leading edge of what's happening today in this more threatening world. Driver security is a key Road America focus and strategy

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with our goal that our member-drivers will be among the best protected anywhere.
With a strong and comprehensive 24/7 road service response center, considered best in class, the issue of services designed for owners and drivers which can perhaps save a life or facilitate improved emergency health care, are uppermost in our company's research and development sectors, and PDQ clearly falls into this important category", Mr. Fantis reported.

MedStrong International Corporation has developed a comprehensive database to store and transfer patient medical records in a secure environment and the software necessary to transfer the information over the Internet allowing for data retrieval. Their Website was formally launched in July 2001. In addition,
MedStrong's   offering  addresses  the  emergency  and  catastrophe  segment  of healthcare through the availability of medical records anytime, anywhere in the world. The Company's membership programs can be reviewed on their website at http://www.medstrong.com. The first subscriber sales occurred in the second
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quarter of 2001.  MedStrong  provides  consumers  the  ability to store and have access to, or authorize another individual to have access to his or her medical records at any time from anywhere that has Internet access. MedStrong intends this service to provide a consumer with the benefit of having all of his or her medical information in one place so that any attending emergency doctor may access the information when seconds count. This will enhance the quality of patient care in doctors' offices and in emergency rooms across the country and allow doctors to obtain patient medical information, when authorized, through the Internet saving the time and cost of physically transporting medical records between doctors' offices.

ABOUT ROAD AMERICA
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Road America with National Headquarters in Coral Gables, Florida, was founded in
1978. The company established its 24/7, emergency response center and in 1994 pioneered the first latitude/longitude, GPS assistance program. The company is a business-to-business provider of motor club services, licensed in all 50 states, Canada and Puerto Rico and currently serving in excess of 4.6 million members.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This release contains forward-looking statements which are subject to risks and uncertainties which could cause actual results of events to differ materially from those anticipated in such forward looking statements. Specifically, the program described in this release may not be successful. The realization of expected revenues stated in this release is subject to several factors, among others, consumer acceptance of the MedStrong PDQ product, a sufficient level of renewals from initial subscribers, the risk of early termination of the agreement, and the performance by MedStrong and Road America of their respective obligations under the agreement. Such factors could cause the actual revenues from the program to be less than, or greater than, the anticipated revenues stated above, if any. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the MedStrong with the Securities and Exchange Commission.

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